Exhibit 99.13

Press Release

Angola’s Major Deep Offshore Kaombo Project

Comes On Stream

Paris, July 27, 2018 – Total has started up production of Kaombo, currently the biggest deep offshore development in Angola, located on Block 32, 260 kilometers off the coast of Luanda.

Kaombo Norte, the first Floating Production Storage and Offloading (FPSO) unit, has been successfully brought on stream and will produce an estimated 115,000 barrels of oil per day, while the second one, Kaombo Sul, is expected to start up next year. The overall production will reach an estimated 230,000 barrels of oil per day at peak and the associated gas will be exported to the Angola LNG plant. A total of 59 wells will be connected to the two FPSOs, both of which are converted Very Large Crude Carriers, through one of the world’s largest subsea networks. Together, they will develop the resources of six different fields (Gengibre, Gindungo, Caril, Canela, Mostarda and Louro) over an area of 800 square kilometers in the central and southern part of the block.

“The Kaombo start up is a great milestone for Total. Developing the estimated 650 million barrels of reserves will contribute to the Group’s growing production and cashflow in Africa,” stated Arnaud Breuillac, President Exploration & Production at Total. “Total is proud to build on its deep offshore expertise to operate the latest major project coming on stream in Angola, which will account for 15% of the country’s oil production. Once more, this demonstrates the Group’s long-term commitment to help develop the oil and gas industry in the country. We will continue doing so in the years to come, including by relaunching exploration in areas such as Block 48.”

Total operates Block 32 with a 30% participating interest, along with Sonangol P&P (30%), Sonangol Sinopec International 32 Limited (20%), Esso Exploration & Production Angola (Overseas) Limited (15%) and Galp Energia Overseas Block 32 B.V. (5%).

Total in Angola

Present in Angola since 1953, Total is the country’s leading oil operator. Total’s production averaged 229,000 barrels of oil equivalent per day in 2017 from Blocks 17, 14 and 0, as well as Angola LNG.

In addition to the Kaombo project on Block 32, Total also operates Block 17 (with a 40% interest) where an investment decision was recently taken on the Zinia 2 project.

Total is also a partner in Blocks 14 (20%), 14K (36.75%) and 0 (10%), as well as Angola LNG (13.6%).

Last May, the Group signed a risk service agreement with Sonangol for the deepwater Block 48 exploration license, which Total will operate.

On that same occasion, both companies also signed a framework agreement to create a joint venture to develop a network of service stations in Angola, including petroleum product logistics and supply.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

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This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.